NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX


10016181

FILE No.
82-4749

August 12, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 1 8 2010
WASH, DC
193
SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated August 12, 2010

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 12, 2010**

News Release: **10-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI INTERSECTS MORE GOLD AT VIKING INCLUDING 96.4 METRES GRADING 0.7 GRAMS PER TONNE GOLD, AND 14 METRES GRADING 1.4 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 66 to 73 along with select metallic screen assays from its ongoing drill program at the Viking gold property in Newfoundland.

The 2010 drilling program continues to successfully intersect gold mineralization along the Thor Trend. The results have expanded the bulk-minable potential of the northern portion of the Thor Trend and have identified high-grade potentially underground minable gold zones throughout the entire trend. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca.

Drill Results

Holes 68, 71, and 73 are located in the northern portion of the Thor Trend and continue to successfully outline and expand a sizable zone of near-surface potentially bulk minable gold mineralization. Hole 68 encountered several zones of elevated gold mineralization including 2.2 metres grading 3.6 grams per tonne (g/t) gold and 0.5 metres grading 7.1 g/t gold. Hole 71 intercepted 25.1 metres grading 1.1 g/t gold and 5.1 metres grading 2.2 g/t gold within a larger zone of 96.4 metres grading 0.7 g/t gold. Hole 71 was drilled toward the southwest, along the mineralized zone, and was oriented to test the east dipping vein sets which are poorly represented in many drill holes. Hole 73 is the northern most drill hole along the Thor Trend for which assays have been received, and shows the mineralized zone continues to the north, returning 14 metres grading 1.4 g/t gold.

Holes 66, 67, 69, and 72 are located in the southern portion of the Thor Trend and all intersected widespread gold anomalies with values up to 1.4 g/t gold.

Summary of select drill intercepts – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 68	99.5	101.0	1.5	2.7
Hole 68	140.5	154.4	13.9	0.4
Hole 68	176.7	178.9	2.2	3.6
including	176.7	177.2	**0.5**	**7.1**
Hole 71	15.1	111.5	**96.4**	**0.7**
including	32.0	37.1	5.1	2.2
including	45.5	70.6	**25.1**	**1.1**
including	51.1	51.8	**0.7**	**8.5**
Hole 73	20.0	34.0	**14.0**	**1.4**
including	22.2	32.8	**10.6**	**1.8**

*The true widths of the mineralized intercepts have not been determined

Several previously released samples have been re-analysed using a metallic screen procedure; highlights are shown in the table below. Metallic screen assays have resulted in the identification of new zones of high grade mineralization including 1.5 metres grading 7.1 g/t gold in hole 54, and 0.8 metres grading 21.5 g/t gold and 1.0 metre grading 8.6 g/t gold in hole 63. These new high grade assays significantly increase the continuity and size of known high grade zones.

Summary of select metallic screen gold assays – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Previous Value Au g/t	Metallic Screen Au g/t
Hole 54	90.0	91.5	1.5	0.6	7.1
Hole 63	33.2	34.0	0.8	11.5	21.5
Hole 63	35.0	36.0	1.0	4.7	8.6

*The true widths of the mineralized intercepts have not been determined

Metallic screen analyses are still pending for several samples where gold has been observed in drill core.

Exploration Update

This year to date 6678 metres of core in 40 holes has been drilled. All of the holes have been logged and sampled. Assay results have been received for holes 45 to 73, and results for holes 74 to 85 are expected over the next several weeks. The drills will be shut down for approximately 3 weeks in August to give the drillers a break and allow the company to catch up on geology and assay results. Drilling with 2 rigs is anticipated to start up again during the first week of September.

The Viking Property

The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control

All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories or Eastern Analytical for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold and samples containing visible gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 12, 2010**

News Release: **10-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI INTERSECTS MORE GOLD AT VIKING INCLUDING 96.4 METRES GRADING 0.7 GRAMS PER TONNE GOLD, AND 14 METRES GRADING 1.4 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 66 to 73 along with select metallic screen assays from its ongoing drill program at the Viking gold property in Newfoundland.

The 2010 drilling program continues to successfully intersect gold mineralization along the Thor Trend. The results have expanded the bulk-minable potential of the northern portion of the Thor Trend and have identified high-grade potentially underground minable gold zones throughout the entire trend. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca.

Drill Results

Holes 68, 71, and 73 are located in the northern portion of the Thor Trend and continue to successfully outline and expand a sizable zone of near-surface potentially bulk minable gold mineralization. Hole 68 encountered several zones of elevated gold mineralization including 2.2 metres grading 3.6 grams per tonne (g/t) gold and 0.5 metres grading 7.1 g/t gold. Hole 71 intercepted 25.1 metres grading 1.1 g/t gold and 5.1 metres grading 2.2 g/t gold within a larger zone of 96.4 metres grading 0.7 g/t gold. Hole 71 was drilled toward the southwest, along the mineralized zone, and was oriented to test the east dipping vein sets which are poorly represented in many drill holes. Hole 73 is the northern most drill hole along the Thor Trend for which assays have been received, and shows the mineralized zone continues to the north, returning 14 metres grading 1.4 g/t gold.

Holes 66, 67, 69, and 72 are located in the southern portion of the Thor Trend and all intersected widespread gold anomalies with values up to 1.4 g/t gold.

Summary of select drill intercepts – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 68	99.5	101.0	1.5	2.7
Hole 68	140.5	154.4	13.9	0.4
Hole 68	176.7	178.9	2.2	3.6
including	176.7	177.2	**0.5**	**7.1**
Hole 71	15.1	111.5	**96.4**	**0.7**
including	32.0	37.1	5.1	2.2
including	45.5	70.6	**25.1**	**1.1**
including	51.1	51.8	**0.7**	**8.5**
Hole 73	20.0	34.0	**14.0**	**1.4**
including	22.2	32.8	**10.6**	**1.8**

*The true widths of the mineralized intercepts have not been determined

Several previously released samples have been re-analysed using a metallic screen procedure; highlights are shown in the table below. Metallic screen assays have resulted in the identification of new zones of high grade mineralization including 1.5 metres grading 7.1 g/t gold in hole 54, and 0.8 metres grading 21.5 g/t gold and 1.0 metre grading 8.6 g/t gold in hole 63. These new high grade assays significantly increase the continuity and size of known high grade zones.

Summary of select metallic screen gold assays – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Previous Value Au g/t	Metallic Screen Au g/t
Hole 54	90.0	91.5	1.5	0.6	7.1
Hole 63	33.2	34.0	0.8	11.5	21.5
Hole 63	35.0	36.0	1.0	4.7	8.6

*The true widths of the mineralized intercepts have not been determined

Metallic screen analyses are still pending for several samples where gold has been observed in drill core.

Exploration Update
This year to date 6678 metres of core in 40 holes has been drilled. All of the holes have been logged and sampled. Assay results have been received for holes 45 to 73, and results for holes 74 to 85 are expected over the next several weeks. The drills will be shut down for approximately 3 weeks in August to give the drillers a break and allow the company to catch up on geology and assay results. Drilling with 2 rigs is anticipated to start up again during the first week of September.

The Viking Property
The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories or Eastern Analytical for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold and samples containing visible gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 12, 2010**

News Release: **10-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636 Web: http://www.naminco.ca**

NORTHERN ABITIBI INTERSECTS MORE GOLD AT VIKING INCLUDING 96.4 METRES GRADING 0.7 GRAMS PER TONNE GOLD, AND 14 METRES GRADING 1.4 GRAMS PER TONNE GOLD

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide assay results for drill holes 66 to 73 along with select metallic screen assays from its ongoing drill program at the Viking gold property in Newfoundland.

The 2010 drilling program continues to successfully intersect gold mineralization along the Thor Trend. The results have expanded the bulk-minable potential of the northern portion of the Thor Trend and have identified high-grade potentially underground minable gold zones throughout the entire trend. A location map showing the 2010 drill holes is available in the Map Gallery on our website at www.naminco.ca.

Drill Results

Holes 68, 71, and 73 are located in the northern portion of the Thor Trend and continue to successfully outline and expand a sizable zone of near-surface potentially bulk minable gold mineralization. Hole 68 encountered several zones of elevated gold mineralization including 2.2 metres grading 3.6 grams per tonne (g/t) gold and 0.5 metres grading 7.1 g/t gold. Hole 71 intercepted 25.1 metres grading 1.1 g/t gold and 5.1 metres grading 2.2 g/t gold within a larger zone of 96.4 metres grading 0.7 g/t gold. Hole 71 was drilled toward the southwest, along the mineralized zone, and was oriented to test the east dipping vein sets which are poorly represented in many drill holes. Hole 73 is the northern most drill hole along the Thor Trend for which assays have been received, and shows the mineralized zone continues to the north, returning 14 metres grading 1.4 g/t gold.

Holes 66, 67, 69, and 72 are located in the southern portion of the Thor Trend and all intersected widespread gold anomalies with values up to 1.4 g/t gold.

Summary of select drill intercepts – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t
Hole 68	99.5	101.0	1.5	2.7
Hole 68	140.5	154.4	13.9	0.4
Hole 68	176.7	178.9	2.2	3.6
including	176.7	177.2	**0.5**	**7.1**
Hole 71	15.1	111.5	**96.4**	**0.7**
including	32.0	37.1	5.1	2.2
including	45.5	70.6	**25.1**	**1.1**
including	51.1	51.8	**0.7**	**8.5**
Hole 73	20.0	34.0	**14.0**	**1.4**
including	22.2	32.8	**10.6**	**1.8**

*The true widths of the mineralized intercepts have not been determined

Several previously released samples have been re-analysed using a metallic screen procedure; highlights are shown in the table below. Metallic screen assays have resulted in the identification of new zones of high grade mineralization including 1.5 metres grading 7.1 g/t gold in hole 54, and 0.8 metres grading 21.5 g/t gold and 1.0 metre grading 8.6 g/t gold in hole 63. These new high grade assays significantly increase the continuity and size of known high grade zones.

Summary of select metallic screen gold assays – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Previous Value Au g/t	Metallic Screen Au g/t
Hole 54	90.0	91.5	1.5	0.6	7.1
Hole 63	33.2	34.0	0.8	11.5	21.5
Hole 63	35.0	36.0	1.0	4.7	8.6

*The true widths of the mineralized intercepts have not been determined

Metallic screen analyses are still pending for several samples where gold has been observed in drill core.

Exploration Update
This year to date 6678 metres of core in 40 holes has been drilled. All of the holes have been logged and sampled. Assay results have been received for holes 45 to 73, and results for holes 74 to 85 are expected over the next several weeks. The drills will be shut down for approximately 3 weeks in August to give the drillers a break and allow the company to catch up on geology and assay results. Drilling with 2 rigs is anticipated to start up again during the first week of September.

The Viking Property
The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources. A detailed description of the Viking project is available on our website (www.naminco.ca).

Quality Control
All drill core is logged, photographed, and cut in half with a diamond saw. Half of the core is bagged and sent to Accurassay Laboratories or Eastern Analytical for analyses while the other half is archived and stored on site for verification and reference purposes. Gold is assayed by standard fire assay methods with additional elements analyzed by Induced Coupled Plasma (ICP). Samples with greater than 5 g/t gold and samples containing visible gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Select samples are also sent to an outside laboratory for independent analyses as part of a check assay procedure.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.
